SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             FORM N-8A/A
ADOPTION OF AND AMENDMENT OF NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

 The undersigned, a Delaware business trust, hereby notifies the Securities and Exchange Commission that it hereby adopts the Notification of Registration of Endowments, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such adoption of notification of registration submits the following information:

Name:

Endowments (a Delaware business trust, as successor registrant to Endowments, Inc., a Delaware corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Market, Steuart Tower, P.O. Box 7650, San Francisco, California 94120

Telephone Number (including area code):

 1/415/421-9360

Name and address of agent for service of process:

Patrick F. Quan, One Market, Steuart Tower, P.O. Box 7650, San Francisco, California 94120

Check Appropriate Box:

Registrant is filing an Amendment to its Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A/A*:

                   YES  x NO  _

*Endowments is filing concurrently herewith a Post-Effective Amendment adopting the Registration Statement on Form N-1A of Endowments, Inc.

                                   SIGNATURES

  Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, in the State of California on the 31st day of July, 1998.

      ENDOWMENTS, INC.

      By: /s/ Robert B. Egelston
      Name: Robert B. Egelston
      Title: Chairman of the Board

Attest: /s/ Mary C. Hall

Name: Mary C. Hall
Title: Treasurer (Principal Financial and Accounting Officer)